

Independent Accountants' Review Report

To the Managing Members
Fair Winds Equity Fund 1, LLC

We have reviewed the accompanying balance sheet of Fair Winds Equity Fund 1, LLC as of year-to-date February 28, 2021, and the related statements of income, retained earnings, and cash flows for the year-to-date then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of our procedures provide a reasonable basis for our report.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

DocuSigned by:

Larry Pendleton, CPA

C965BE48240B463...

PC Financial Services, LLC
Norfolk, VA
March 20, 2021

FAIR WINDS EQUITY FUND 1, LLC
BALANCE SHEET
FEBRUARY 28, 2021

Assets

Current assets:		
Cash and cash equivalents	$	-
Current receivables, net		-
Non-current assets:		
Property and equipment, net		-
Non-current receivables, net		-
Total Assets	$	-

Liabilities and Equity

Current liabilities:		
Accounts payable and accrued expenses	$	-
Other current liabilities		-
Non-current liabilities:		
Other non-current liabilities:		-
Total Liabilities	$	-
Equity:		
Contributions	$	-
Distributions		-
Retained earnings (deficit)		-
Total Equity	$	-
Total Liabilities and Equity	$	-

Unaudited - See Accompanying Notes.

FAIR WINDS EQUITY FUND 1, LLC
INCOME STATEMENT
YEAR-TO-DATE ENDED FEBRUARY 28, 2021

Revenues:	
Rental	$ -
Total Revenues	-
Operating Expenses:	
Selling, general, and administrative expenses	-
Total Operating Expenses	-
Net Operating Income (Loss)	$ -
Non-Operating Expenses:	
Interest expense	$ -
Depreciation and amortization	-
Total Non-Operating Expenses:	-
Net Income (Loss)	$ -

Unaudited - See Accompanying Notes.

FAIR WINDS EQUITY FUND 1, LLC
STATEMENT OF CASH FLOWS
YEAR-TO-DATE ENDED FEBRUARY 28, 2021

Operating Activities

Net income	$	-
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation, amortization and impairment charges		-
Loss (gain) on disposal of fixed assets		-
Change in		
Accounts, notes, and interest receivable		-
Other assets		-
Accounts payable and accrued expenses		-
Net cash provided by operating activities		-

Investing Activities

Purchases of property, equipment, and software	-
Net cash provided by (used in) in investing activities	-

Financing Activities

Dividends paid	-
Repayment of other long-term obligations	-
Net cash provided by (used in) financing activities	-

Net increase (decrease) in cash equivalents and restricted cash		-
Cash, cash equivalents and restricted cash at beginning of period		-
Cash, cash equivalents and restricted cash at end of period	$	-

Unaudited - See Accompanying Notes.

FAIR WINDS EQUITY FUND 1, LLC
STATEMENT OF CASH FLOWS
YEAR-TO-DATE ENDED FEBRUARY 28, 2021

	Contributions	Distributions	Retained earnings	Total equity
Balance at January 1, 2021	$ -	$ -	$ -	$ -
Net income	-	-	-	$ -
Balance at February 28, 2021	$ -	$ -	$ -	$ -

Unaudited - See Accompanying Notes.

FAIR WINDS EQUITY FUND, LLC
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
FEBRUARY 28, 2021

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Fair Winds Equity Fund 1, LLC ("the Company") is a corporation formed under the laws of the State of Virginia. The Company derives revenue from the renting and managing of real estate.

The Company will conduct an equity crowdfund offering during the second quarter of 2021 for the purpose of raising operating capital. The Company's ability to continue as a going concern or to achieve management's objectives may be dependent on the outcome of the offering or management's other efforts to raise operating capital.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Accounts Receivables

Accounts receivables consists of amounts uncollected rents. Management's experience suggests that losses on account are likely to be infrequent. Therefore, no amount has been recognized in the statements as a reserve for losses on accounts receivables. During year-to-date February 2021, the Company recorded losses on uncollectible receivables in the amount of $0.

Property and Equipment

The Company capitalizes long-lived assets with an original purchase price of $2,500 or more. Depreciation is calculated on a straight-line basis over management's estimate of the asset's useful life, less a nominal amount to account for estimated salvage value.